Exhibit 99.1

Deutsche Bank
Release

Frankfurt am Main	3 February 2011
Deutsche Bank reported net income of EUR 605 million for the fourth quarter 2010 and EUR 2.3 billion for the full year
-	Income before income taxes was EUR 4.0 billion in 2010. Income before income taxes, excluding the Postbank and other acquisition-related charges, was EUR 6.5 billion compared to EUR 5.2 billion in 2009

-	Income before income taxes in the fourth quarter was EUR 707 million compared to EUR 756 million in the fourth quarter 2009

-	Record fourth quarter revenues of EUR 7.4 billion

-	Fourth quarter noninterest expenses of EUR 6.3 billion reflect first time consolidation of Postbank, other acquisition-related cost and the decision to accelerate strategic investments to realign the bank

-	Successfully completed EUR 10.2 billion capital increase. Tier 1 ratio was 12.3% and core Tier 1 ratio was 8.7%

-	Cash dividend recommendation of EUR 0.75 per share

-	2011 profit target of EUR 10 billion for business divisions reaffirmed
Corporate and Investment Bank: Record fourth quarter revenues
-	Income before income taxes of EUR 719 million in the quarter, EUR 6.0 billion for the full year

-	Sales & Trading revenues grew by 30% versus the fourth quarter 2009

-	Achieved target of top 5 ranking for global origination and advisory

-	Global Transaction Banking generated strong revenues in all businesses including the best ever quarter in Trust & Securities Services
Private Clients and Asset Management: Positive earnings momentum
-	Income before income taxes of EUR 187 million in the quarter, EUR 989 million for the full year

-	Private & Business Clients grew revenues by 31% versus the fourth quarter 2009

-	Asset and Wealth Management net new money inflows of EUR 4 billion in the quarter
Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported unaudited figures for the fourth quarter and the full year 2010.

Issued by Investor Relations department of Deutsche Bank AG	Internet: http://www.deutsche-bank.com
Theodor-Heuss-Allee 70, 60486 Frankfurt am Main	http://www.deutsche-bank.com/ir
Phone +49 (0) 69 910 35395, Fax +49 (0) 69 910 38591	E-Mail: db.ir@db.com

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For the year 2010, net income was EUR 2.3 billion, compared with net income of EUR 5.0 billion in 2009. Diluted earnings per share were EUR 2.92 versus EUR 6.94 in 2009. The change in net income was largely attributable to the EUR 2.3 billion charge taken in 2010 related to the Postbank acquisition and lower specific tax benefits in 2010 compared to 2009. Income before income taxes in 2010 was EUR 4.0 billion compared to EUR 5.2 billion in 2009. Excluding the Postbank and other acquisition-related charges, which mainly consists of EUR 0.4 billion loss attributable to Sal. Oppenheim / BHF realignment partially offset by the net positive EUR 0.2 billion contribution from the commercial banking activities acquired from ABN AMRO, income before income taxes was EUR 6.5 billion, an increase of 25% versus 2009. Pre-tax return on average shareholders’ equity was 9.5%. Pre-tax return on average active equity, per the bank’s target definition, was 14.7% in 2010 compared to 14.8% in 2009.
The Management Board and the Supervisory Board will propose a cash dividend of EUR 0.75 per share for 2010, unchanged from 2009, at the annual general meeting.
Dr. Josef Ackermann, Chairman of the Management Board said: “2010 has been a year of investment and change for Deutsche Bank. In the process, while again demonstrating the earnings strength of our core businesses, we greatly improved our global market position and are eminently well placed for further growth.
Using the momentum of these achievements we aim to pursue the ambitious earnings targets we set ourselves.
Although fully aware of the remaining risks and uncertainties in the overall economic environment we are confident that we can meet those targets.”
Group Highlights
Net Revenues were EUR 7.4 billion, a record for a fourth quarter. The increase of 34% versus the EUR 5.5 billion achieved in the fourth quarter 2009 resulted from organic as well as acquisition-related revenue growth. In the Corporate and Investment Bank (CIB) net revenues increased 31% in the fourth quarter to EUR 4.6 billion versus EUR 3.5 billion in the fourth quarter 2009. The increase was widely spread across most product areas within CIB. Private Clients and Asset Management (PCAM) net revenues were EUR 2.8 billion in the fourth quarter, a 31% increase compared to the fourth quarter 2009, largely due to the first time consolidation of Postbank. Deutsche Bank ended the year with strong revenue momentum throughout the franchise.
Net revenues were EUR 28.6 billion in 2010. Excluding the Postbank related charge, net revenues were EUR 30.9 billion, up 11% versus EUR 28 billion in 2009. Despite a challenging market environment, marked by low levels of client activity during some periods in 2010 and continued macro economic uncertainty,

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CIB net revenues were EUR 20.9 billion, the highest ever achieved by the division. PCAM showed strong positive net revenue growth, up 22% to EUR 10 billion not only attributable to acquisitions but also strong organic growth in portfolio management fees and deposit and payment services.
Provision for credit losses was EUR 406 million in the quarter, a decline of 28%, from EUR 560 million in the fourth quarter 2009. The absence of provisions for credit losses related to assets reclassified under IAS 39 were partly offset by increases due to the aforementioned consolidation of Postbank and the commercial banking activities acquired from ABN AMRO.
For the full year 2010, provisions for credit losses decreased 52% to EUR 1.3 billion versus EUR 2.6 billion for the full year 2009. The decrease was predominantly attributable to lower provision for credit losses related to assets reclassified under IAS 39.
Noninterest expenses were EUR 6.3 billion in the quarter, an increase of 50% versus EUR 4.2 billion in the fourth quarter 2009, which benefitted significantly from changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation, as well as from a reversal of an impairment charge on intangible assets of EUR 291 million in Asset Management. The fourth quarter 2010 contained noninterest expenses of approximately EUR 750 million related to acquisitions in 2010. The remaining increase was mainly attributable to higher severance expenses, primarily in respect of integration measures in the Corporate and Investment Bank, as well as higher expenses due to other efficiency measures.
For the full year 2010, noninterest expenses were EUR 23.3 billion, an increase of 16% versus EUR 20.1 billion for the full year 2009. Half of the increase was attributable to acquisitions in 2010. In addition, compensation expenses in 2010 reflected higher amortization expenses for deferred compensation consequent to the aforementioned change in compensation structures including the impact of accelerated amortization for employees eligible for career retirement. The remainder of the increase was due to the impact of foreign exchange movements as well as to higher investment spend in our IT platform and in business growth in 2010.
Income before income taxes was EUR 707 million in the quarter versus EUR 756 million in the fourth quarter 2009, a decrease of 6%.
Full year income before income taxes was EUR 4.0 billion, adjusted for the Postbank and other acquisition-related charges, income before income taxes was EUR 6.5 billion in 2010, versus EUR 5.2 billion in the full year 2009.
Net income for the fourth quarter 2010 was EUR 605 million compared to EUR 1.3 billion in the fourth quarter 2009. Diluted earnings per share were EUR 0.63 in 2010, versus EUR 1.82 in 2009. Income tax expense of EUR 102 million in the fourth quarter 2010 benefited mainly from improved U.S. income tax positions. The fourth quarter 2009 reflected a tax benefit mainly due to a credit of EUR 790

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million arising from the recognition of previously unrecognised deferred tax assets in the U.S.
Net income in the full year 2010 was EUR 2.3 billion versus EUR 5.0 billion in 2009. Diluted earnings per share were EUR 2.92, versus EUR 6.94 in 2009. The income tax expense of EUR 1.6 billion recorded for 2010 was mainly driven by the Postbank related charge of EUR 2.3 billion, which did not have a corresponding tax benefit. This was partly offset by improved U.S. income tax positions and a favorable geographic mix of income. By contrast, income tax expense in 2009 of EUR 244 million benefited from the recognition of previously unrecognized deferred tax assets in the U.S and favorable outcomes of tax audit settlements.
Tier 1 capital ratio
The Tier 1 capital ratio was 12.3% at the end of 2010, slightly below the 12.6% reported at the end of 2009. The core Tier 1 capital ratio was 8.7%, unchanged compared to the end of 2009. The Bank maintained its solid capital base after the closing of the aforementioned acquisitions and the completion of the EUR 10.2 billion capital increase in the fourth quarter. Tier 1 capital increased to EUR 42.6 billion at the end of 2010 versus EUR 34.4 billion at the end of 2009. As of 31 December 2010, core Tier 1 capital increased to EUR 30.0 billion from EUR 23.8 billion in 2009, also reflecting the aforementioned capital increase. Risk-weighted assets at year end 2010 were EUR 346 billion, versus EUR 273 billion at year end 2009, largely as a result of EUR 60 billion attributable to the first time consolidation of Postbank.
Total Assets
Total assets increased to EUR 1,906 billion at year end 2010, versus EUR 1,501 billion at year end 2009. More than half of the increase was related to acquisitions made in 2010. On an adjusted basis, which reflects netting of derivatives and certain other balances, total assets were EUR 1,211 billion, a year on year increase of EUR 319 billion, predominantly driven by the above mentioned acquisitions. As per our target definition, the leverage ratio was 23 at the end of 2010, unchanged from the previous year.
Business Segment Review
Corporate and Investment Bank (CIB)
Corporate Banking & Securities (CB&S)
Sales & Trading (debt and other products) net revenues were EUR 1.6 billion in the fourth quarter 2010, an increase of 26% compared to EUR 1.2 billion in the fourth quarter 2009. The current quarter reflected net mark-ups of EUR 202 million compared to net mark-downs of EUR 204 million in the prior year quarter, mainly related to provisions against monoline insurers. In Foreign Exchange, Deutsche Bank recorded significantly higher revenues than in the prior year quarter, as increased volumes offset the continued reduction in margins.

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Revenues in Money Markets were notably higher, while Rates revenues decreased due to subdued client activity as the markets reacted to quantitative easing and the European debt crisis. Credit Trading revenues were materially in line with the prior year quarter as lower client flow activity was offset by mark-ups in 2010 compared to mark-downs in the fourth quarter 2009. Commodities revenues were higher than in the prior year quarter driven by more favorable market conditions, while Emerging Markets revenues were stable supported by increased investor interest in Latin America.
For the full year 2010, Sales & Trading (debt and other products) net revenues were EUR 9.7 billion, an increase of 2% compared to EUR 9.6 billion in 2009. Net revenues in the prior year included net mark-downs of EUR 1.0 billion, mainly related to provisions against monoline insurers and charges related to Ocala Funding LLC of EUR 350 million compared to Ocala-related charges of approximately EUR 360 million and immaterial net mark-downs in the current year. Revenues in Money Markets and Rates were materially lower due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. Revenues in Credit Trading were significantly higher driven by lower mark-downs from legacy positions and increased client activity across flow and structured solutions. Revenues in the Foreign Exchange business were stable reflecting strong market share (source: Euromoney) and higher volumes, offsetting decreases in bid-offer spreads in a more normalized environment. Commodities revenues were higher than the prior year, despite a more challenging environment. Emerging Markets revenues were lower reflecting less favorable market conditions compared to 2009.
Sales & Trading (equity) generated strong net revenues of EUR 872 million, an increase of EUR 236 million, or 37%, compared to the fourth quarter 2009. Revenues in the Equity Trading business were significantly up as a result of increased client activity and higher levels of commissions, as well as trading revenues generated from increased IPO activity. In Equity Derivatives, revenues increased materially driven by renewed client interest in structured solutions. Prime Finance revenues grew significantly with higher client balances offsetting a more competitive environment.
For the full year, Sales & Trading (equity) net revenues were EUR 3.1 billion, an increase of EUR 458 million, or 17%, compared to EUR 2.7 billion in 2009. Equity Trading revenues were slightly down compared to the prior year, as decreased activity during the summer was partly offset by a pick-up towards the end of the year. Revenues from Equity Derivatives were significantly higher, reflecting the recalibration of the business and the non-recurrence of the trading losses that occurred in the first quarter 2009. In Prime Finance, revenues were slightly higher due to increased client balances, improved competitive positioning (source: Global Custodian) and the launch of new products and services. Revenues from dedicated Equity Proprietary Trading were not material and the business was exited during the third quarter of 2010.
Origination and Advisory generated revenues of EUR 809 million in the fourth quarter 2010, an increase of EUR 326 million, or 67%, compared to the fourth quarter 2009. In Advisory, revenues were up 73% from the fourth quarter 2009,

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driven by an increase in volumes and in market share especially in Europe and the U.S. Debt Origination revenues of EUR 294 million increased by 28%, driven primarily by increased refinancing and LBO activity in the High Yield and Leveraged Loan syndication businesses. Equity Origination revenues of EUR 334 million increased by 125%, driven by a significant rise in IPO activity compared to the fourth quarter of 2009, especially in Asia. (Source for all rankings and market shares: Dealogic)
For the full year, Origination and Advisory revenues were EUR 2.5 billion in 2010, an increase of EUR 286 million, or 13%, compared to 2009. During 2010, Deutsche Bank achieved and maintained its target of a top five ranking and was ranked number five globally in 2010 compared to number seven in 2009. Globally, Deutsche Bank had top five ranks across all origination and advisory products. In Advisory, revenues were EUR 573 million, up 43% from 2009. The M&A business was ranked number one in EMEA, number six in the Americas and number five globally, a substantial improvement over the prior year. Debt Origination revenues of EUR 1.2 billion increased by 6% from the prior year. Deutsche Bank was ranked fourth in Investment Grade and in High Yield, and number five in Leveraged Loans. In Equity Origination, revenues of EUR 706 million increased by 6% from prior year, despite lower deal activity compared to the prior year period. However, Deutsche Bank was ranked number one in EMEA and number five in the U.S. Globally, Deutsche Bank was ranked number five, up from number nine in 2009. (Source for all rankings and market shares: Dealogic)
Loan products revenues were EUR 316 million in the fourth quarter 2010, a decrease of EUR 60 million, or 16%, from the same period last year. For the full year, revenues were EUR 1.7 billion, a decrease of EUR 213 million, or 11%, from 2009. The quarterly and full year decreases compared to the prior year were primarily due to mark-to-market losses on new loans and loan commitments held at fair value.
Net revenues from other products were EUR 130 million in the fourth quarter, an increase of EUR 12 million, or 10%, from the prior year quarter. For the full year, other products net revenues were EUR 428 million, an increase of EUR 579 million from the prior year, which included an impairment charge of EUR 500 million related to The Cosmopolitan Resort and Casino property and losses on private equity investments in the first quarter 2009.
In provision for credit losses, CB&S recorded a net charge of EUR 75 million in the fourth quarter 2010, compared to a net charge of EUR 345 million in the prior year quarter. For the full year 2010 provision for credit losses, CB&S recorded a net charge of EUR 348 million, compared to a net charge of EUR 1.8 billion in the prior year. The quarterly and full year decrease compared to the prior year was mainly attributable to lower provision for credit losses related to assets which had been reclassified in accordance with IAS 39.
Noninterest expenses were EUR 3.0 billion in the fourth quarter 2010, an increase of EUR 0.9 billion, or 42%, compared to the fourth quarter 2009, which benefitted significantly from changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation. The remaining increase was

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mainly attributable to higher severance expenses, mainly for integration measures as well as business growth.
For the full year, noninterest expenses were EUR 12.0 billion, an increase of EUR 1.1 billion, or 10%, compared to 2009. Compensation expenses in 2010 reflected higher amortization expenses for deferred compensation consequent to the aforementioned change in compensation structures including the impact of accelerated amortization for employees eligible for career retirement. This increase was also driven by business growth, costs for strategic initiatives and complexity reduction efforts as well as the impact of foreign exchange rate movements. Partially offsetting this increase was the non-recurrence of prior year charges including a legal settlement of EUR 316 million as well as EUR 200 million related to an offer to repurchase certain products from private investors.
Income before income taxes in CB&S was EUR 625 million in the fourth quarter 2010, compared to EUR 398 million in the prior year quarter. For the full year, income before income taxes was EUR 5.1 billion, compared to EUR 3.5 billion in 2009.
Global Transaction Banking Corporate Division (GTB)
GTB generated net revenues of EUR 881 million in the fourth quarter 2010, an increase of EUR 252 million, or 40%, compared to the fourth quarter 2009. The increase was predominantly attributable to the commercial banking activities acquired from ABN AMRO in the Netherlands. All businesses recorded higher revenues compared to the prior year quarter. Trust & Securities Services had a record quarter benefited from positive business momentum, especially in Asia, as Deutsche Bank was appointed as custodian on a number of large initial public offerings (IPOs). Trade Finance further capitalized on the continued demand for international trade products and financing.
For the full year, GTB’s net revenues were a record EUR 3.4 billion, an increase of 32%, or EUR 830 million, compared to 2009. Even excluding the impact of the aforementioned acquisition, which included EUR 216 million related to negative goodwill resulting from the first-time consolidation of the acquired activities in 2010, GTB generated record revenues. All businesses performed well with growth in fee income in Trust & Securities Services, Trade Finance, and Cash Management offsetting the impact of the continuing low interest rate environment, mainly affecting the latter business.
GTB’s provision for credit losses was EUR 68 million in the fourth quarter 2010, an increase of EUR 56 million compared to the prior year quarter, driven by the commercial banking activities acquired from ABN AMRO and specific customer relationships. For the full year, provision for credit losses was EUR 140 million. The increase of EUR 113 million versus 2009 was primarily related to the commercial banking activities acquired from ABN AMRO.

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Noninterest expenses were EUR 719 million in the fourth quarter 2010, up EUR 281 million, or 64%, compared to the fourth quarter 2009. The increase was mainly driven by operating and integration costs related to the commercial banking activities acquired from ABN AMRO, and significant severance expenses of EUR 130 million related to specific measures associated with the realignment of infrastructure areas and sales units. For the full year, GTB’s noninterest expenses were EUR 2.4 billion, an increase of 34%, or EUR 606 million, compared to 2009. The increase was driven by the aforementioned acquisition and severance expenses.
Income before income taxes was EUR 94 million for the quarter, a decrease of EUR 86 million, or 48%, compared to the prior year quarter. For the full year, income before income taxes was EUR 905 million, an increase of EUR 110 million, or 14%, compared to EUR 795 million for 2009.
Private Clients and Asset Management Group Division (PCAM)
Asset and Wealth Management (AWM)
AWM recorded net revenues of EUR 1.0 billion in the fourth quarter 2010, up EUR 241 million, or 31%, compared to the fourth quarter last year. The current quarter included revenues of EUR 155 million related to the acquisition of Sal. Oppenheim/BHF, which are mainly reflected in revenues from discretionary portfolio management/fund management in Private Wealth Management (PWM) (up EUR 60 million), credit products (up EUR 30 million) and other products (up EUR 62 million despite an impairment loss of EUR 62 million related to BHF). Revenues in AWM also grew due to higher asset based fees and performance fees in Asset Management’s (AM) discretionary portfolio management/fund management (up EUR 58 million or 14%). In addition, advisory/brokerage revenues (up EUR 35 million or 20%) benefitted from higher client activity and an improved market environment. Deposits and payment services revenues decreased slightly year-on-year, mainly reflecting lower margins.
For the full year 2010, AWM achieved net revenues of EUR 3.9 billion, up EUR 1.2 billion, or 46% versus 2009. The increase reflected revenues of EUR 646 million attributable to the aforementioned acquisitions in PWM as well as the impact of impairment charges in 2009 related to RREEF investments. The remaining increase in revenues was driven by higher fee income in a more favorable market environment.
Provision for credit losses was EUR 17 million in the fourth quarter 2010, up EUR 13 million compared to the same quarter last year. For the full year, provision for credit losses was EUR 43 million, up EUR 27 million compared to 2009. Both developments were primarily attributable to Sal. Oppenheim/BHF.
Noninterest expenses were EUR 1.0 billion in the fourth quarter 2010, an increase of EUR 587 million, or 128%, compared to the fourth quarter 2009. The increase was driven by two significant factors: Expenses of EUR 323 million in the fourth quarter 2010 in PWM related to Sal. Oppenheim/BHF and a positive impact of

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EUR 291 million in the fourth quarter 2009 from a reversal of an impairment charge on intangible assets in AM. The remaining decline in noninterest expenses mainly reflected the positive impact of efficiency measures in AM.
For the full year 2010, noninterest expenses were EUR 3.8 billion, an increase of EUR 1.3 billion, or 52%, compared to 2009. The increase mainly reflected expenses of EUR 986 million related to the acquisitions in 2010 as well as the impact from the reversal of the intangible asset impairment charge in 2009.
AWM recorded in the fourth quarter 2010 a loss before income taxes of EUR 36 million, including a loss of EUR 180 million related to Sal. Oppenheim/BHF. In the fourth quarter 2009, AWM’s income before income taxes was EUR 325 million, including the positive effect of EUR 291 million related to intangible assets in AM.
For the full year 2010, income before income taxes was EUR 100 million, including a loss of EUR 368 million related to Sal. Oppenheim/BHF. In 2009, AWM recorded income before income taxes of EUR 200 million.
Invested assets in AWM were EUR 873 billion as of 31 December 2010, up EUR 27 billion compared to September 2010. In AM, invested assets were up EUR 17 billion, mainly driven by foreign currency movements, market appreciation and net inflows of EUR 4 billion. Invested Assets in PWM increased by EUR 10 billion, mainly driven by market appreciation and the weakening of the Euro in the fourth quarter 2010. During 2010, AWM’s invested assets increased by EUR 188 billion. The increase included EUR 112 billion of invested assets from the acquisition of Sal. Oppenheim/BHF (EUR 68 billion related to Sal. Oppenheim and EUR 45 billion related to BHF). The remaining increase was mainly driven by market appreciation and the weakening of the Euro. AWM recorded in 2010 net outflows of EUR 2.5 billion, mainly driven by cash outflows in the Americas, which were largely offset by inflows in Europe and in insurance in the Americas.
Private & Business Clients Corporate Division (PBC)
The fourth quarter 2010 included the first-time consolidation of Postbank, starting 3 December 2010. This resulted in additional net revenues of EUR 414 million, reported in the interim in revenues from other products. Thus, Postbank was the main contributor for the EUR 433 million, or 31%, increase in PBC’s net revenues to EUR 1.8 billion in the fourth quarter 2010, versus EUR 1.4 billion in the same quarter 2009. In addition, the increase included EUR 66 million from deposits and payment services, which were EUR 495 million in the fourth quarter 2010, another quarterly record. The increase of 16% compared to the fourth quarter 2009 was driven by increased deposit margins. Credit products revenues decreased EUR 22 million, or 4%, compared to the fourth quarter 2009, driven by lower margins. Revenues from discretionary portfolio management/fund management were stable versus the fourth quarter 2009, whereas revenues from advisory/brokerage increased by EUR 8 million, or 4%, driven by higher securities brokerage.

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For the full year 2010, net revenues were EUR 6.1 billion, up EUR 560 million, or 10%, versus 2009. This development was mainly attributable to the aforementioned consolidation of Postbank and higher revenues from deposits, driven by improved margins.
Provision for credit losses was EUR 240 million in the fourth quarter 2010, of which EUR 56 million related to Postbank. Excluding Postbank, provisions for credit losses were down EUR 14 million, or 7%, compared to the same quarter last year. Measures taken led to significant reductions in provision for credit losses in Spain, Poland and India, partially offset by higher specific provision levels in Germany and Italy.
For the full year 2010, provision for credit losses was EUR 746 million, down EUR 43 million, or 6%, compared to 2009.
Noninterest expenses were EUR 1.4 billion in the fourth quarter 2010, up EUR 208 million, or 18%, compared to the fourth quarter 2009. The increase reflected EUR 320 million related to the consolidation of Postbank. Excluding Postbank, noninterest expenses decreased as the fourth quarter 2009 included higher severance expenses.
For the full year, noninterest expenses were EUR 4.5 billion, an increase of EUR 165 million, or 4%, compared to 2009. The increase was predominantly driven by the aforementioned consolidation of Postbank. Excluding this impact, noninterest expenses decreased by EUR 155 million, resulting from EUR 160 million lower severance payments.
Income before income taxes was EUR 222 million in the fourth quarter 2010, an increase of EUR 175 million compared to the fourth quarter 2009, of which EUR 30 million was related to Postbank. For the full year 2010, income before income taxes was EUR 890 million, an increase of EUR 432 million compared to 2009.
Invested assets were EUR 306 billion as of 31 December 2010, an increase of EUR 112 billion versus each of 30 September 2010 and 31 December 2009. The increase reflected EUR 105 billion related to the acquisition of Postbank. In addition, PBC attracted net inflows of EUR 4 billion, mainly in deposits, during the fourth quarter 2010 and of EUR 2 billion during the year 2010. The remaining increase was driven in both periods by market appreciation.
PBC’s total number of clients as of 31 December 2010 was 28.8 million, thereof 14.2 million related to Postbank.
Corporate Investments Group Division (CI)
In Corporate Investments, fourth quarter 2010 net revenues were negative EUR 52 million, versus negative EUR 11 million in the fourth quarter 2009. In the fourth quarter 2010, net revenues were negatively impacted by mark-to-market losses of EUR 83 million on put/call options related to Postbank prior to its

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consolidation and transferral to PBC in December 2010. In the fourth quarter 2009, net revenues included an impairment charge of EUR 75 million on The Cosmopolitan Resort and Casino property.
Net revenues in the full year 2010 were negative EUR 2.0 billion, versus positive EUR 1.0 billion in 2009. Revenues in both years were materially impacted by our investment in Postbank, including the charge of EUR 2.3 billion recorded in the third quarter 2010 and several positive effects in 2009.
Noninterest expenses were EUR 240 million in the fourth quarter 2010 versus EUR 91 million in the fourth quarter 2009. The increase was mainly due to higher operating costs related to our consolidated investments, particularly The Cosmopolitan Resort and Casino property, which commenced operations in December 2010. The fourth quarter 2010 also reflected higher costs related to space and building optimization.
In the full year 2010, noninterest expenses were EUR 637 million, versus EUR 581 million in 2009. The development was mainly attributable to the aforementioned factors in the fourth quarter 2010. In 2009, noninterest expenses included a goodwill impairment charge of EUR 151 million on our investment in Maher Terminals.
Loss before income taxes was EUR 296 million in the fourth quarter 2010, compared to a loss before income taxes of EUR 103 million in the same period of the prior year.
For the full year 2010, loss before income taxes amounted to EUR 2.6 billion including the aforementioned Postbank related charge of EUR 2.3 billion, compared to an income before income taxes of EUR 456 million in the prior year.
Consolidation & Adjustments (C&A)
Income before income taxes in C&A was EUR 98 million in the fourth quarter 2010, versus a loss before income taxes of EUR 91 million in the fourth quarter 2009. The result in both periods was driven by effects from different accounting methods used for management reporting and IFRS, which were primarily related to movements in short-term interest rates in both euro and U.S. dollar.
For the full year 2010, loss before income taxes was EUR 363 million, compared to a loss of EUR 226 million in the prior year.

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These figures are preliminary and unaudited. The Annual Report 2010 and Form 20-F will be published on 15 March 2011. For further details regarding the results, please refer to the 4Q2010 Financial Data Supplement which is available under http://www.db.com/ir/en/content/reports_2010.htm.
For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 1368 (New York)
db.ir@db.com

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An Analyst Call to discuss the 2010 financial result will take place today:

Date:	Thursday, 3 February 2011

Time:	2.00 p.m. CET

Speakers:	Dr. Josef Ackermann, Chairman of the Management Board
Stefan Krause, Chief Financial Officer
Joachim Müller, Head of Investor Relations

The conference call will be transmitted through the following channels:

Phone:	Germany: +49 69 7104 914 13
U.K.: +44 207 153 8942
U.S.: +1 866 796 1569

Please dial in 10 minutes prior to the start of the call.

Webcast: (listen only)	http://www.deutsche-bank.com/ir/video-audio — live and replay -

Slides:	http://www.deutsche-bank.com/ir/presentations
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2010 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
This release may also contain non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, refer to the 4Q2010 Financial Data Supplement, which available at www.deutsche-bank.com/ir.

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